Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Hospitality Investors Trust, Inc.:

We consent to the use of our report dated March 31, 2017, with respect to the consolidated balance sheets of Hospitality Investors Trust, Inc. (formerly American Realty Capital Hospitality Trust, Inc.) and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for the years ended December 31, 2016 and 2015 and for the period from March 21, 2014 to December 31, 2014 (successor) and the combined statements of operations and comprehensive income (loss), changes in equity, and cash flows for the period from January 1, 2014 to March 20, 2014 (predecessor), and the related notes and financial statement schedules III (collectively, the “consolidated financial statements”) incorporated herein by reference.

/s/ KPMG

McLean, Virginia
February 14, 2018